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*A Form 425 containing the written communication set forth below (the "Original
Filing") was originally filed on July 17, 2000. Due to technical issues with the Original Filing, Fort James Corporation was not reflected on the SEC website as the subject company. This Form 425 is a resubmission of the Original Filing, corrected to reflect Fort James Corporation as the subject company on the SEC website. The commission file number is being revised consistent with this change. The Original Filing should be deemed superseded by this Form 425.

                     Filed by Georgia-Pacific Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
                       Subject Company: Fort James Corp.
                          Commission File No. 1-7911
                        Contact Name:  Richard A. Good

             GEORGIA-PACIFIC TO ACQUIRE FORT JAMES, BECOME WORLD'S
               LARGEST TISSUE MAKER; OTHER KEY PORTFOLIO ACTIONS
                         TO TRANSFORM GEORGIA-PACIFIC


         ATLANTA - Georgia-Pacific Corp. and Fort James Corp. (NYSE: FJ) announced today that the boards of directors of both companies have signed a definitive merger agreement for Georgia-Pacific to acquire all outstanding shares of Fort James in a transaction valued at approximately $11 billion.

         Georgia-Pacific said the announcement continues a series of major strategic actions aimed at strengthening its position as a high value-added paper and building products company. Georgia-Pacific Group (NYSE: GP) will be the world's leading manufacturer of tissue products when the transaction is completed.

         Under terms of its agreement with Fort James, Georgia-Pacific will acquire all outstanding shares of Fort James for $29.60 per share in cash and
0.2644 shares of Georgia-Pacific Group stock. Based on the Georgia-Pacific Group closing price of $28.625 on July 14, 2000, the per share consideration totals $37.17 per Fort James share. The transaction includes the assumption of approximately $3.5 billion of Fort James net debt.

         In connection with the acquisition of Fort James, Georgia-Pacific is preparing to divest approximately 250,000 tons of tissue manufacturing capacity for away-from-home products as well as other selected commodity and non-strategic businesses that have been identified. "The transformed Georgia-Pacific will be able to focus on those paper and building products businesses that are valued-added and fit our strategic direction," said A.D. "Pete" Correll, chairman and chief executive officer of Georgia-Pacific.

         "Today's actions and future divestitures are indicative of the major transformation under way at our company," Correll said. "Our strategy is to transform Georgia-Pacific by transforming our portfolio of assets. We will create value by sharpening our focus on higher-margin businesses that are closer to the customer. Georgia-Pacific's transformation will improve earnings predictability, strengthen our market position, and drive the increased cash flow needed to take our long-standing financial strategy to the next level."

         "This transaction represents a fine opportunity for our shareholders and should provide a great platform for Fort James' talented employees," said Miles L. Marsh, chairman and chief executive officer of Fort James. "With the enhancement provided by our brands, products and market positions, Georgia-Pacific becomes an even stronger, more exciting company."

         The maximum value that can be received by Fort James shareholders is $40 per share (comprised of $29.60 in cash and $10.40 in Georgia-Pacific Group stock). Therefore, the 0.2644 shares of Georgia-Pacific Group included in the offer is subject to downward adjustment in the event its average share price is greater than $39.33. Georgia-Pacific expects the acquisition to be immediately accretive to Georgia-Pacific Group on a cash earnings basis (reported earnings excluding goodwill) and accretive on a reported earnings basis (after goodwill) beginning in the second full year after the transaction.

         After the merger, Fort James will be integrated with the existing tissue business of Georgia-Pacific. The combination will greatly increase Georgia-Pacific's tissue business, making it a leading producer and marketer of consumer and away-from-home tissue in North America and providing a significant presence in 11 other countries. Familiar North American consumer name brands produced by the two companies include Angel Soft, Sparkle, Coronet, Quilted Northern, Soft 'N Gentle, Brawny, Mardi Gras, So-Dri, Vanity Fair and Dixie.

         "Clearly, this transaction will bring stronger competition to the retail and away-from-home tissue markets," Correll said. "Adding Georgia-Pacific's low-cost manufacturing capabilities to Fort James' strong consumer brands and nationwide marketing will result in greater efficiencies, more vigorous competition in the retail market and broader distribution of commercial products."

         Combined revenues of the two companies exceeded $24.8 billion last year.

         "This acquisition moves us rapidly toward higher value-added segments of our industry," Correll said. "Consistent with all of our prior actions, this transaction is aimed at providing the increased cash flow needed to continue to pursue our ongoing financial strategy of returning excess cash to our shareholders."

         Georgia-Pacific identified several key strategic rationales for its Fort James acquisition, including significant business portfolio improvements and direct synergies as a catalyst for improved future performance. Among them:

[_]  Improvement of Georgia-Pacific's business mix.  By moving closer to the
     ---------------------------------------------
     customer and increasing the proportion of value-added product manufacturing and distribution in its overall portfolio of businesses, the acquisition will advance Georgia-Pacific's strategic direction. It also strengthens the company's consumer focus through the addition of respected brand names well known across North American and European markets.

[_]  Increase in earnings predictability.  The combined company's cash flows
     -----------------------------------
     will provide a more stable earnings platform and enable it to continue to pursue its ongoing financial strategy to return excess capital to shareholders.

[_]  Building on Georgia-Pacific's proven track record and operational success
     -------------------------------------------------------------------------
     in the tissue segment over the past decade.  Georgia-Pacific's consumer
     ------------------------------------------
     tissue products business has grown by an average of 8 percent every year since 1993 through operational excellence in manufacturing and logistics and outstanding sales and marketing execution. Its commercial tissue business grew significantly last year with a joint venture that consolidated

     Georgia-Pacific's business with Chesapeake's Wisconsin Tissue assets. That integration has proceeded smoothly and is ahead of schedule.

[_]  Leveraging Georgia-Pacific's world-class operational capability to unlock
     -------------------------------------------------------------------------
     in excess of $500 million in annual pre-tax synergies.  Enhanced product
     -----------------------------------------------------
     and market coverage coupled with reduced expenses and increased efficiencies and productivity are expected from the acquisition.

          "The acquisition of Fort James will combine with additional steps that are reshaping Georgia-Pacific, a process we began in late 1997 with the separation of our timber assets and carried forward last year with the acquisitions of Wisconsin Tissue and Unisource," Correll said. "Across four acquisitions in the last five years, Georgia-Pacific has an outstanding track record of successfully integrating acquired businesses and achieving synergies rapidly. We are looking forward to bringing these capabilities to this transformation for the benefit of our shareholders."

          Under the terms of the agreement, Georgia-Pacific will begin an exchange offer for the Fort James shares upon the effectiveness of a registration statement to be filed with the Securities and Exchange Commission. The company expects to close the transaction, subject to regulatory approvals, in the fourth quarter of this year. Required financing will be provided by a syndicate of lending institutions led by Banc of America, Merrill Lynch and Morgan Stanley.

          Georgia-Pacific's present 12-member board of directors will be supplemented with three new directors to be designated from Fort James' existing board of directors. Georgia-Pacific said it does not anticipate any regulatory obstacles that would prevent completion of the transaction. Fort James' board of directors has approved the transaction and will recommend that its shareholders accept the Georgia-Pacific offer.

          Merrill Lynch & Co. and Banc of America are acting as financial advisors to Georgia-Pacific. Shearman & Sterling is providing outside legal counsel. Morgan Stanley is acting as financial advisor to Fort James, and Wachtell, Lipton, Rosen & Katz is its outside counsel.


--------------------------------------------------------------------------------
          NOTE:  Georgia-Pacific will conduct a telephone conference call at 11
          ----
a.m. Eastern today (Monday, July 17) for financial analysts to review this morning's announcement of the Georgia-Pacific-Fort James merger agreement. The conference call will feature A.D. "Pete" Correll, chairman and chief executive officer of Georgia-Pacific; and include Danny Huff, executive vice president - finance and chief financial officer for Georgia-Pacific; and Lee Thomas, executive vice president - paper and chemicals for Georgia-Pacific.

          To participate in this call, dial (888) 467-8159 (domestic United States) or (630) 395-0437 (international). Password to participate is "gapac." Replay of the conference call will be available beginning at 2:30 p.m. by dialing (888) 568-0691 (domestic United States) or (402) 998-1464
(international). Replay will also be available on the company website by following the links at www.gp.com.
                       ----------
--------------------------------------------------------------------------------

          Headquartered at Atlanta, Georgia-Pacific is one of the world's leading manufacturers and distributors of paper and building products. Its familiar consumer brands include Angel Soft, Sparkle,

Coronet and MD tissue products and Pacific Garden antibacterial hand soap. The company also sells tissue products for the away-from-home market. Georgia-Pacific's building products distribution segment has long been among the nation's leading wholesale suppliers of building products to professional builders and contractors, hardware stores and large do-it-yourself warehouse retailers. In addition, Georgia-Pacific is the nation's largest producer of structural wood panels and second largest producer of lumber and gypsum wallboard. The company employs approximately 55,000 people at more than 500 locations in North America.

     Fort James is a leading international consumer products company, serving consumers both at home and away-from-home with bathroom and facial tissue, paper towels, napkins, cups, plates, cutlery and food wrap products. The company's popular brands include Quilted Northern, Soft 'N Gentle, Brawny, Mardi Gras, So-Dri, Vanity Fair, and Dixie in North America, and Lotus, Okay, Embo, Colhogar, Tenderly, KittenSoft and Delica in Europe. With 1999 sales of $6.8 billion, the company has approximately 25,000 employees and 50 manufacturing facilities principally located in the U.S., Canada and Europe.

          Certain statements contained in this release, including, without limitation, the existence and achievement of synergies of the combined businesses of Georgia-Pacific and Fort James, plans for future transformation and divestitures, increases in earnings predictability and future financial performance are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the effect of general global and domestic economic conditions on the demand for tissue products; realization of cost savings and synergies in integrating the two businesses; the existence of financially capable buyers for businesses to be divested, changes in the production of and demand for tissue and other products manufactured by Georgia-Pacific, and other factors listed in Securities and Exchange Commission filings of Georgia-Pacific and Fort James.

Media Contacts:

               Ken Haldin / Georgia-Pacific
               (404) 652-6098
               Greg Guest/Georgia-Pacific
               (404) 652-4739
               Mark Lindley / Fort James
               (847) 317-5280

Analyst
Contacts:      Richard Good / Georgia-Pacific
               (404) 652-4720
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               Celeste Gunter / Fort James
               (847) 317-5355